SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

Commission File No. 001-16427

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Certegy Inc. 401(k) Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Certegy Inc., 11720 Amber Park Drive, Alpharetta, Georgia 30004.

Report of Independent Auditors
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule
Schedule of Assets (Held at End of Year)

SIGNATURES

EX-23.1 CONSENT OF INDEPENDENT AUDITORS
EX-99.1 SECTION 906 CERTIFICATION

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

Certegy Inc. 401(k) Plan

As of December 31, 2002 and 2001

with Report of Independent Auditors

Certegy Inc. 401(k) Plan

Audited Financial Statements

and Supplemental Schedule

As of December 31, 2002 and 2001

Report of Independent Auditors

Certegy Inc. Group Plans Committee

Certegy Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Certegy Inc. 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, GA

June 4, 2003

Certegy Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments, at fair value	$48,112,295	$50,764,902

Receivables:
Participant contributions	—	205,948
Employer contributions	511,466	325,176
Other	820	138,329

Total receivables	512,286	669,453

Total assets	48,624,581	51,434,355

Liabilities
Other liabilities	—	(4,999)

Net assets available for benefits	$48,624,581	$51,429,356

See accompanying notes.

Certegy Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:
Investment income/(loss):
Interest and dividends	$694,417
Net depreciation in fair value of investments	(7,712,588)

Total investment loss	(7,018,171)

Contributions:
Participant	5,465,641
Employer	1,806,756
Rollovers from qualified plans	414,131

Total contributions	7,686,528
Total additions	668,357

Deductions:
Distributions to participants	(3,463,562)
Administrative expenses	(9,570)

Total deductions	(3,473,132)

Net decrease	(2,804,775)

Net assets available for benefits:
Beginning of year	51,429,356

End of year	$48,624,581

See accompanying notes.

Certegy Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

General

The following brief description of the Certegy Inc. 401(k) Plan (the “Plan”) is provided for informational purposes only. Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan, which became effective July 3, 2001 and is subject to the Employee Retirement Income Security Act of 1974, as amended. Generally, all U.S. salaried employees of the participating companies of Certegy and its subsidiaries are eligible to participate in the Plan upon hire.

Contributions

Each participant may make basic contributions from 1% to 2% of his/her total salary (base salary only for highly compensated employees) through payroll deductions on a pretax or an after-tax basis. The Company will match 100% of the first 2% of salary contributed by participants during the Plan year. Participants may also make contributions of the next 3% to 6% of total salary, as defined (“plus contributions”). The Company match on plus contributions is discretionary. The Company elected not to make any contributions relative to plus contributions in 2002. In addition, each nonhighly compensated participant may elect to make supplemental contributions of 7% to 20% of gross pay on a pretax or an after-tax basis through payroll deductions, subject to certain limits. Supplemental contributions are not matched.

Matching contributions are net of any in-service after-tax withdrawals, lump-sum cash contributions, and roll-over contributions. Employer contributions may not exceed the maximum amount which, together with employer contributions to the Certegy Inc. U.S. Retirement Income Plan for a Plan year, is deductible under the Internal Revenue Code (the “Code”) or such other federal income tax statutory provision as may be applicable. In addition, a participant must be actively employed by the Company on December 31 to receive the matching contribution for that Plan year, unless termination prior to December 31 is due to retirement, disability or death or a participant is age 65 or older upon termination. Matching contributions are automatically invested in the Certegy Stock Fund (“CSF”). However, once the initial contribution is made, the participant may transfer all or a part of the match from the CSF to any of the available investment options.

Certegy Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

Contributions may be funded by the Company during the year and held as unallocated funds until contributions are determined as of the end of the Plan year. Earnings on these deposits are accumulated and may be used to reduce the total cash required for the Company contribution. At December 31, 2002, unallocated contributions totaled approximately $875,300, which includes approximately $420,056 of losses. The required Company match for 2002 was approximately $1,386,700. To meet this requirement, the Company funded approximately $481,200 in early 2003, along with a $30,200 increase of market value in the unallocated account from the beginning of 2003. At December 31, 2001, unallocated contributions totaled approximately $914,800, of which approximately $130,000 related to earnings. Company contributions for 2001 were approximately $1,297,800, of which approximately $325,000 was funded by the Company in early 2002.

Vesting

Participants’ and Company contributions and earnings on contributions are at all times vested with those participants upon allocation.

Administration

The trustee of the Plan is Fidelity Management Trust Company (“Trustee”). Fidelity Investments Institutional Operations Company, Inc. performs participant record keeping and other administrative duties for the Plan. The Certegy Inc. Group Plans Committee is appointed by the Company’s board of directors and oversees the Plan’s operations.

Investment Options

Participants may direct their elective deferrals in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. The investment options consist of publicly traded mutual funds, including various mutual funds managed by Fidelity affiliates, as well as one collective trust. In addition, participants may elect to invest their contributions in the Company’s common stock through a unitized fund, which includes an investment in a money market fund for liquidity purposes. The balances for participants who previously invested in shares of Equifax common stock under the Equifax 401(k) Plan were transferred into the frozen Equifax Stock Fund to which no further contributions can be made.

Certegy Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Benefits

Withdrawals from participant accounts may be made only for the following reasons: termination of employment, financial hardship, retirement, death, disability, or attainment of age 59½. Upon occurrence of one of these events and upon election of the participant, the Plan will distribute to the participant a portion of the entire participant’s account balance as specified in the Plan document. This lump-sum distribution is payable in cash, Company common stock, or a combination of the two at the participant’s election.

If a participant’s account balance is less than $5,000 upon retirement or termination, a distribution of the participant’s account will be made automatically.

The after-tax portion of a participant’s account balance is available for withdrawal at any time. In-service withdrawals of the Company-matching portion of a participant’s account are not allowed.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s share of the Plan’s earnings (losses), Company contributions, and the participant’s contributions. Allocations of earnings (losses) are based on relative account balances and investment elections, as defined.

Loans to Participants

The Plan permits loans to be made to participants. Only one loan is permitted at a time, and the minimum loan amount is $1,000. Loans may generally be taken up to 50% of a participant’s account balance but not exceeding $50,000. Loans are generally repaid through payroll deductions with a 5-year maximum limit, except for loans for home purchases which may have terms up to 15 years. Interest rates are set at the date of the loan at a rate equal to prime plus 1% on the first day of the calendar quarter in which the loan is taken. Loan fees for setup and maintenance are paid by the participant.

Plan Termination

Although the Company intends for the Plan to be permanent, the Plan provides that the Company has the right to discontinue contributions or terminate the Plan at any time. If the Plan is terminated, the Trustee will determine as of the termination date the value of the account balance of each participant, former participant, and beneficiary. The Trustee will then make a distribution in a time and manner solely determined by the Board of Directors of the Company.

Certegy Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

The Plan provides that all administrative expenses are paid by the Plan. However, the Company may, in its sole discretion, choose to pay all or part of these expenses. Accordingly, the Company paid certain expenses in 2002.

Valuation of Plan Investments

Investments of the Plan, except the Managed Income Portfolio, are carried at fair value as determined by quoted market prices. Participant loans are recorded at the principal amount outstanding plus accrued interest, which approximates fair value.

The Managed Income Portfolio is a collective trust that invests in guaranteed investment contracts and synthetic investment contracts and is valued at estimated fair value as determined by the Trustee.

Certegy Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2002 and 2001 are as follows:

	December 31,
	2002	2001
Certegy Inc. Common Stock	$10,691,795	$11,424,757
Equifax Inc. Common Stock	9,110,449	13,064,739
Spartan® U.S. Equity Index Fund	4,738,498	6,342,473
Fidelity Retirement Government Money Market Portfolio	4,842,926	3,628,878
Fidelity Asset Manager: Growth	2,799,643	3,454,709
Fidelity Low-Priced Stock Fund	2,536,359	2,070,222	*

*Amount is less than 5% of Plan assets for 2001, but is shown for comparative purposes.

The net depreciation in the fair value of investments, as determined by quoted market prices, for the year ended December 31, 2002 is as follows:

Common stock:
Certegy Inc.	$(4,022,326)
Equifax Inc.	(37,394)
Registered investment companies	(3,652,868)

$(7,712,588)

Certegy Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 26, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Related-Party Transactions

All transactions in the Certegy common stock held within the CSF are related-party transactions. The Plan held 435,511 and 333,862 shares of Certegy common stock, valued at $10,691,795 and $11,424,757 at December 31, 2002 and 2001, respectively.

The Plan offers investments in mutual funds and the collective trust issued by affiliates of the Trustee. These Fidelity affiliates receive investment management fees related to these mutual funds and the collective trust prior to any fund and/or the trust being allocated investment earnings or losses.

Supplemental Schedule

Certegy Inc. 401(k) Plan

EIN: 58-2606325         Plan Number: 004

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Certegy Inc.	Common stock, 435,511 shares	(1)	$10,691,795
	Equifax Inc.	Common stock, 393,710 shares	(1)	9,110,449

	Common/Collective Trust Funds:
*	Fidelity Investments	Fidelity Managed Income Portfolio, 2,139,030 shares	(1)	2,139,030

	Money Market Funds:
*	Fidelity Investments	Fidelity Institutional Cash Portfolio	(1)	621,916
*	Fidelity Investments	Fidelity Retirement Government Money Market	(1)	4,842,926

	Shares of registered investment companies:
*	Fidelity Investments	Spartan® U.S. Equity Index Fund, 152,119 shares	(1)	4,738,498
*	Fidelity Investments	Fidelity U.S. Bond Index Fund, 138,125 shares	(1)	1,552,523
*	Fidelity Investments	Fidelity Asset Manager™, 115,239 shares	(1)	1,590,293
*	Fidelity Investments	Fidelity Asset Manager: Income, 37,471 shares	(1)	406,938
*	Fidelity Investments	Fidelity Asset Manager: Growth, 233,888 shares	(1)	2,799,643
*	Fidelity Investments	Fidelity Value Fund, 42,826 shares	(1)	1,986,717
*	Fidelity Investments	Fidelity Low-Priced Stock Fund, 100,769 shares	(1)	2,536,359
	American Funds	American Advantage International Equity Fund, 1,782 shares	(1)	21,158
	Morgan Stanley Institutional Funds	MSDW Equity Institutional Fund, 4,520 shares	(1)	55,773
	MAS Funds	MAS Mid-Cap Growth Portfolio, 13,758 shares	(1)	163,171

Certegy Inc. 401(k) Plan

EIN: 58-2606325         Plan Number: 004

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) (continued)

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity ValueCost	(d) Cost	(e) Current Value

	Strong Funds	Strong Government Securities Fund, 47,377 shares	(1)	527,778
	Warburg Pincus Funds	Warburg Pincus Capital Appreciation Fund, 28,562 shares	(1)	347,031
	PIMCO Funds	PIMCO Total Return Fund, 33,152 shares	(1)	353,732
	INVESCO Funds Group	INVESCO Equity Income Fund, 10,022 shares	(1)	95,915
*	Fidelity Investments	Fidelity Fund, 5,362 shares	(1)	119,360
*	Fidelity Investments	Fidelity Equity Income Fund, 7,893 shares	(1)	313,122
*	Fidelity Investments	Fidelity Aggressive Growth Fund, 67,118 shares	(1)	751,051
*	Fidelity Investments	Fidelity Diversified International Fund, 25,477 shares	(1)	437,186
*	Fidelity Investments	Fidelity Dividend Growth Fund, 19,516 shares	(1)	435,591
*	Fidelity Investments	Fidelity Freedom Income Fund®, 4,392 shares	(1)	46,551
		Fidelity Freedom 2000 Fund®, 234 shares	(1)	2,578
		Fidelity Freedom 2010 Fund®, 5,003 shares	(1)	57,231
		Fidelity Freedom 2020 Fund®, 6,766 shares	(1)	71,988
		Fidelity Freedom 2030 Fund®, 9,276 shares	(1)	94,987
*	Fidelity Investments	Spartan® International Index Fund, 2,541 shares	(1)	51,180
*	Fidelity Investments	Fidelity Freedom 2040 FundSM, 7,713 shares	(1)	45,200
	Participant loans	Varying maturities and interest rates from 7% to 10.5%	(1)	1,104,625

				$48,112,295

*Represents a party-in-interest.

(1) Cost information has not been included in column (d) because investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned duly authorized officer.

CERTEGY INC. 401(K) PLAN

Date: June 27, 2003	/s/ RICHARD D. GAPEN
Richard D. Gapen Representative of the Group Plans Committee, Sponsor and Administrator of the Plan

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors
99.1	Section 906 Certification